August 26, 2019

Roger R. Hopkins
Chief Accounting Officer
National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129

       Re: National Health Investors, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 19, 2019
           File No. 001-10822

Dear Mr. Hopkins:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities